:
         IN THE MATTER OF     :
                              :
ALLEGHENY ENERGY, INC. et. al.:
                              :  CERTIFICATE
         File No. 70-8411     :  PURSUANT TO RULE 24
                              :  FOR THE QUARTER ENDED
     (Public Utility Holding  :  DECEMBER 31, 2000
      Company Act of 1935)    :
                              :



Through December 31, 2000, Allegheny Energy, Inc. (Allegheny) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $96,092,814, including contributions for the fourth quarter of $14,112,832. During the fourth quarter of 2000, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by Allegheny Ventures during the fourth quarter of 2000 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

              Allegheny    Ventures   provided    engineering,
        consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

           As previously reported, Allegheny Ventures and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

            Allegheny Ventures developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

  C.    EWGs and FUCOs

            Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P. (LAEEF), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the fourth quarter. As of the end of the fourth quarter of 2000, Allegheny Ventures has invested $4,155,297 in LAEEF, including $20,843 directly invested in Fondelec GP, LP.

  D.    Real Estate Activities

            Allegheny  Ventures is engaged in  various  land
        management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

  E.   Development Activities

             Allegheny   Ventures   is   investigating   the
        development of distributed generation and forming strategic alliances with equipment manufacturers and suppliers.

II.          Guarantees  or  assumption  of  liabilities  by
        Allegheny   on  behalf  of  Allegheny  Ventures   or
        its subsidiaries

           None.

III.    Services Provided by Allegheny Ventures to Associate
        Companies

            Except as stated above, Allegheny Ventures did not provide any services to associate companies during the fourth quarter of 2000.

IV.     Factoring Activities

             Allegheny   Ventures  did   not   perform   any
        activities   associated  with   the   factoring   of
        accounts receivable in the fourth quarter of 2000.


                              ALLEGHENY ENERGY, INC.

                              By /S/ THOMAS K. HENDERSON

                              Thomas K. Henderson
                              Vice President


                              ALLEGHENY VENTURES, INC.

                              By /S/ THOMAS K. HENDERSON

                              Thomas K. Henderson
                              Vice President


Dated: March 30, 2001